# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dakota Gold Corp., CIK 0001852353
CUSIP: 23426V109
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 106 Glendale Drive, Suite A, Lead, South Dakota (SD), 57754
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-24-003044
Filed by CIK 0001238270

## Reporting persons
- Robert Quartermain: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 8,453,284; shared voting power 0; sole dispositive power 8,453,284; shared dispositive power 0; aggregate amount beneficially owned 8,453,284 (7.36% of the class)
  Comment: Class percentage is calculated based upon 114,068,842 shares of common stock of Dakota Gold Corp., par value $0.001 per share, issued and outstanding as of December 31, 2025. Includes (i) 7,595,771 shares of common stock, (ii) 41,380 restricted stock units vesting within 60 days of December 31, 2025, (iii) options to purchase 275,000 shares of common stock that are exercisable within 60 days of December 31, 2025 and (iv) warrants to purchase 541,133 shares of common stock that are exercisable within 60 days of December 31, 2025.

## Item 1. Issuer
Name of issuer: Dakota Gold Corp.
Address of issuer's principal executive offices: 106 Glendale Drive Suite A Lead, SD, 57754

## Item 2. Person Filing
Name of person filing: Robert Quartermain
Address of principal business office or, if none, residence: 106 Glendale Drive, Suite A, Lead, South Dakota 57754
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,453,284
Percent of class: 7.36%
Sole power to vote or to direct the vote: 8,453,284
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 8,453,284
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert Quartermain: /s/ Robert Quartermain, Robert Quartermain (02/12/2026)